[Goodwin Procter Letterhead]

May 1, 2015

BY EDGAR AND OVERNIGHT MAIL

Mr. Thomas Kluck

Mr. Coy Garrison

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             American Farmland Company

Draft Registration Statement on Form S-11

Confidentially Submitted March 20, 2015

CIK No. 0001474777

Dear Mr. Kluck:

This letter is submitted on behalf of American Farmland Company (the “Company” or “we”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated April 17, 2015 (the “Comment Letter”) with respect to the Company’s draft Registration Statement on Form S-11 (CIK No. 0001474777) confidentially submitted to the Commission on March 20, 2015 (the “Confidential Registration Statement”).  The Company is concurrently submitting confidentially, as an emerging growth company pursuant to Section 6(e) of the Securities Act of 1933, as amended, an amended draft Registration Statement (the “Amended Submission”), which includes changes in response to the Staff’s comments.  We have enclosed with this letter a marked copy of the Amended Submission, which was submitted today by the Company via EDGAR, reflecting all changes to the Confidential Registration Statement.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment.  Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Confidential Registration Statement, and page references in the responses refer to the Amended Submission.  Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Submission.

Mr. Thomas Kluck

Mr. Coy Garrison

Division of Corporation Finance

May 1, 2015

General

1.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response to Comment No. 1

The Company advises the Staff that no written materials have been provided to potential investors by the Company, or on its behalf, in reliance on Section 5(d) of the Securities Act.  If any such materials are used in the future in connection with the offering, the Company will supplementally provide copies of such materials to the Staff.

2.                                      Please include the dealer prospectus delivery obligation required by Item 502 of Regulation S-K.

Response to Comment No. 2

In response to the Staff’s comment, the Company has added the dealer prospectus delivery obligation required by Item 502 of Regulation S-K on the outside back cover of the prospectus.

3.                                      We note your disclosure on pages 2, 10, 88 and 107 that in determining the appraised value or fair market value of the investments in real estate, you relied on independent third party appraisers. Please disclose the name(s) of the third party appraisers and file their consents as exhibits to the registration statement or provide us with an analysis as to why such disclosures regarding the appraised value or fair market value should not be expertized under Section 7(a) and Rule 436 of the Securities Act. Also refer to Securities Act Sections, Compliance and Disclosure Interpretation Question 141.02 for additional guidance.

Response to Comment No. 3

In response to the Staff’s comments, the Company respectfully notes that the name(s) of each of the third-party appraisers are included under the “Experts” section on page 223 of the Amended Submission. In addition, the Company has revised the disclosure on pages 2, 10, 93, 101 and 110 of the Amended Submission to add a cross-reference to the “Experts” section on page 223 and has included the third-party appraisers’ consents as exhibits to the Amended Submission.

Mr. Thomas Kluck

Mr. Coy Garrison

Division of Corporation Finance

May 1, 2015

Glossary, page ii

4.                                      We note your reference to “mature” farms throughout the filing. Please revise your glossary to include your definition of this term.

Response to Comment No. 4

In response to the Staff’s comment, the Company has added a definition for “mature farm” to the glossary on page iv of the Amended Submission.

Prospectus Summary, page 1

Business and Growth Strategies, page 11

5.                                      We note substantial overlap between the disclosure here and the Competitive Strengths section on page 5. Please consider consolidating such disclosure and eliminating repetitive disclosure.

Response to Comment No. 5

In response to the Staff’s comment, the Company has revised the disclosure on pages 6, 11, 12, 97, 99 and 100 of the Amended Submission to eliminate repetitive disclosure.

Cropland Acquisitions under Evaluation, page 12

6.                                      We note you have identified, and are in various stages of reviewing, prospective farmland acquisitions. Please disclose the following:

•                                          your criteria for identifying your acquisition pipeline;

•                                          how you have identified the potential acquisitions, including the level of collaboration with your Agricultural Sub-Adviser; and

•                                          the relationship that you or parties that are contracted on your behalf have with any of the potential sellers, including whether or not there is some type of contractual obligation, such as a right of first offer.

Mr. Thomas Kluck

Mr. Coy Garrison

Division of Corporation Finance

May 1, 2015

Response to Comment No. 6

In response to the Staff’s comment, the Company has revised the disclosure on pages 12, 13, 114, 115 and 116 of the Amended Submission.  The Company also respectfully requests that the Staff please note that, with respect to the additional disclosure that the Company has included in the Amended Submission on pages 13, 115 and 116 regarding a farm currently under evaluation for which it has executed a non-binding letter of interest, such farm is owner-operated and has no leasing history. Accordingly, the Company has concluded that Rule 3-14 of Regulation S-X does not require it to include stand-alone audited financial statements for such farm based on the Staff’s guidance articulated in Section 2330.10 of the Commission’s Division of Corporation Finance Reporting Manual, Exceptions for Properties with No or Nominal Leasing History.

7.                                      Please provide us and disclose the historical duration of similar prospective farmland acquisitions from preliminary discussions through acquisition and the success rate of your pipeline completion.

Response to Comment No. 7

In response to the Staff’s comment, the Company has revised the disclosure on pages 13 and 115 of the Amended Submission.

Internalization, page 15

8.                                      Please tell us and disclose how you will account for the internalization of your former external manager and cite the appropriate accounting literature in your response.

Response to Comment No. 8

The Company respectfully advises the Staff that it will assess the consideration issued pursuant to the Internalization against the fair market value of the assets acquired, net of liabilities assumed (ASC 805-10-55).  As a result of the business combination, the Company expects to recognize an expense in connection with the internalization transaction, representing the excess of the amount paid over the fair value of the net assets acquired in connection with this transaction (ASC 805-55-20 and ASC 805-55-21).

Additionally, in response to the Staff’s comment, the Company has revised the disclosure on pages 16 and 163 of the Amended Submission.

Our Operating Entities, page 15

9.                                      You indicate herein that as of December 31, 2014, you owned approximately 80.8% of the common units in your operating partnership. Please consistently disclose this amount throughout your prospectus, as you indicate elsewhere that you owned 81.5% partnership interests in your operating partnership; if such amount includes Co-General Partner interest, disclose that as well.

Mr. Thomas Kluck

Mr. Coy Garrison

Division of Corporation Finance

May 1, 2015

Response to Comment No. 9

In response to the Staff’s comment, the Company has revised the disclosure on pages 16 and 165 of the Amended Submission.

Our shorter-term leases, which are less than three years in duration…, page 26

10.                               Please revise this risk factor to disclose that short-term leases representing 29.72% of your Total Annual Rent are set to expire in 2015, per your disclosure on page 117.

Response to Comment No. 10

In response to the Staff’s comment, the Company has revised the disclosure on page 27 of the Amended Submission.

We may not be able to hire the Optima employees who are currently managing our business and operations…, page 34

11.                               We note your disclosure on page 34 that certain Optima employees may decide not to accept or maintain employment with you. Please clarify whether this statement refers to your Optima-affiliated named executive officers: Messrs. Gimbel and Lewis, and Ms. Sichel.

Response to Comment No. 11

In response to the Staff’s comment, the Company has revised the disclosure on page 36 of the Amended Submission.

The Internalization will expose us to a new and additional responsibilities…, page 35

12.                               We note your disclosure on page 35 that you will consummate the Internalization prior to the completion of this offering. Please reconcile this with the disclosure elsewhere stating that the Internalization will be completed simultaneously with, and conditioned upon, the completion of this offering.

Response to Comment No. 12

In response to the Staff’s comment, the Company has revised the disclosure on pages 36, 163 and F-2 of the Amended Submission.

Mr. Thomas Kluck

Mr. Coy Garrison

Division of Corporation Finance

May 1, 2015

Use of Proceeds, page 60

13.                               Please advise us of the percentage of the total proceeds that you expect will be allocated to new acquisitions. We may have further comments.

Response to Comment No. 13

In response to the Staff’s comment, the Company has revised the disclosure on page 61 of the Amended Submission.

14.                               If the indebtedness to be paid from the use of proceeds was incurred within the last year, please describe the use of proceeds of such indebtedness other than short-term borrowings for working capital. See instruction 4 to Item 504 of Regulation S-K.

Response to Comment No. 14

In response to the Staff’s comment, the Company has revised the disclosure on page 61 of the Amended Submission.

Distribution Policy, page 61

15.                               We note that you have historically paid dividends. Please supplementally tell us whether you expect dividends to be paid over the next 12 months to be consistent with historical dividend distributions paid. If the dividend is expected to be higher than in the past we may request additional disclosure that supports the estimated dividend.

Response to Comment No. 15

The Company respectfully advises the Staff that over the next 12 months the Company expects to make regular quarterly distributions of all or substantially all, but in no case less than, 90% of its REIT taxable income, which may or may not be consistent with its historical dividend distributions. The amount available for dividend distributions over the next 12 months will depend on a number of factors that will not necessarily be determined until after the offering, including, but not limited to, the timing of acquisitions and the proportional income, if any, from such acquisitions and the amount of rental income generated from our participating leases, which is recognized subsequent to crop harvests once crop quantity is determined and prices are set, as applicable.

Mr. Thomas Kluck

Mr. Coy Garrison

Division of Corporation Finance

May 1, 2015

Capitalization, page 62

16.                               Please amend your prospectus to disclose total capitalization inclusive of your revolving credit facilities. In addition, you may continue to include cash and cash equivalents for informational purposes; however such amount should not be considered a component of your total capitalization.

Response to Comment No. 16

In response to the Staff’s comment, the Company has revised the disclosure on page 64 of the Amended Submission.

Dilution, page 63

17.                               Please revise to disclose that net tangible book value excludes non-controlling interested in the operating partnership.

Response to Comment No. 17

In response to the Staff’s comment, the Company has revised the disclosure on page 65 of the Amended Submission.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 76

18.                               We note your disclosure of operating revenues for your same-property portfolio. Please tell us why you have not provided disclosure of operating expenses for your same property portfolio.

Response to Comment No. 18

In response to the Staff’s comment, the Company has revised the disclosure on pages 78-83 and 85-87 of the Amended Submission to disclose operating expenses for its same-property portfolio to the extent the expenses occur at the property level.

Non-GAAP Financial Measures, page 87

19.                               Please rename FFO and Core FFO to include the phrase “attributable to the Company”. In addition, please revise to disclose the reason for the adjustment related to non-controlling interest’ share above adjustments for both FFO and Core FFO. Also, please

Mr. Thomas Kluck

Mr. Coy Garrison

Division of Corporation Finance

May 1, 2015

explain why the percentage adjustments to non-controlling interests share of above adjustments (approx. 17%) is lower than the percentage adjustment of net income attributable to non-controlling interests as a percentage of net income on the income statement (approx. 34%).

Response to Comment No. 19

In response to the Staff’s comment, the Company has revised the disclosure throughout the Amended Submission to rename FFO and Core FFO to include the phrase “attributable to the Company”.

The Company respectfully advises the Staff that, when viewed on a percentage basis, the adjustment for “non-controlling interests’ share of above adjustments” used in calculating FFO attributable to the Company (approximately 17.6%, page 92) will always be lower than the adjustment for “net income attributable to non-controlling interests” on the Company’s historical income (approximately 32.75%, page F-10) because of the economic structure of its pre-offering partnership agreement.  This difference necessarily results from the fact that, prior to the offering, the limited partners in the operating partnership (comprised of early stage “founder” investors) pay less in management and performance fees than the Company’s stockholders. See Note 7, pages F-23 and F-24 for a detailed description of these fees.  Since both of these fees on a consolidated basis, as reflected on the consolidated income statement (page F-10), reduce the net income to which the allocations to non-controlling interests are made, that gives rise to the disparity in the percentage of income allocated to the non-controlling interests compared to their ownership interest in the Operating Partnership.

However, the non-controlling interests’ share of the adjustments necessary to reconcile net income to both (a) FFO attributable to the Company and (b) Core FFO attributable to the Company are not similarly affected by the Operating Partnership’s current fee structure in most cases, which results in different percentage allocations. With respect to the adjustments used in reconciling net income to FFO attributable to the Company, the non-controlling interests’ share of above adjustments will more closely track the non-controlling interests’ relative percentage equity ownership because “Depreciation” and “Gain on sale of land” are unaffected by the fee structure.  With respect to the adjustments used in reconciling FFO attributable to the Company to Core FFO attributable to the Company, “Acquisition-related expenses” are unaffected by the fee structure, but “Performance fees-related party” are allocated in accordance with the fee structure.

Mr. Thomas Kluck

Mr. Coy Garrison

Division of Corporation Finance

May 1, 2015

20.                               In calculating unaudited net asset value per share, please tell us supplementally and disclose how you calculated the revaluation adjustment attributable to the company. Please tell us if this excludes the revaluation adjustment attributable to the non-controlling interests. We may have further comment.

Response to Comment No. 20

In response to the Staff’s comment, the Company has revised the disclosure on page 93 of the Amended Submission. The Company respectfully advises the Staff that it calculates the revaluation adjustment attributable to the Company taking the difference between the appraised value of each property and its net book value, after accumulated depreciation and after adding back any acquisition-related expenses that were expensed. The difference is calculated on a quarterly basis and is allocated to the Company and non-controlling interests based on their relative percentage interest in the Operating Partnership at that time. Accordingly, the revaluation adjustment attributable to the Company excludes the portion attributable to non-controlling interests.

21.                               We note the significant increase in fair value of your properties over the past two years. Please revise to explain the drivers of the significant increase in fair value.

Response to Comment No. 21

In response to the Staff’s comment, the Company has revised the disclosure on pages 93 of the Amended Submission.

Net asset value per share calculate on the basis of appraised value, page 88

22.                               Please revise your disclosure to explain the factors that will make the net asset value per share as disclosed here different from the price per share of common stock in this offering.

Response to Comment No. 22

In response to the Staff’s comment, the Company has revised the disclosure on page 93 of the Amended Submission.

Mr. Thomas Kluck

Mr. Coy Garrison

Division of Corporation Finance

May 1, 2015

Business and Properties, page 91

Underwriting Criteria and Due Diligence Process, page 101

23.                               We note your disclosure on page 101 that the Amended and Restated Sub-Advisory Agreement requires the Agricultural Sub-Advisor to comply with certain allocation procedures relating to the method by which investment opportunities must be allocated between you and other clients. Please expand upon your disclosure to provide a summary of the allocation procedures and the extent to which such procedures benefit you.

Response to Comment No. 23

In response to the Staff’s comment, the Company has revised the disclosure on page 105 of the Amended Submission.

Our Portfolio, page 105

24.                               We note your disclosure on page 116 that your tenants are generally responsible for paying expenses related to routine maintenance and repairs associated with the leased property and for related real and personal property taxes and assessments on the property. Please revise your disclosure to described how you evaluate and monitor your tenant credit quality.

Response to Comment No. 24

In response to the Staff’s comment, the Company has revised the disclosure on pages 108 and 109 of the Amended Submission.

Lease Expirations, page 117

25.                               We note that leases representing 29.72% of your Total Annual Rent are expiring in 2015. Please revise your disclosure in the MD&A section or elsewhere to include a discussion of market rents and expiring rents in the relevant geographic locations.

Response to Comment No. 25

In response to the Staff’s comment, the Company has revised the disclosure on page 71 of the Amended Submission.

Mr. Thomas Kluck

Mr. Coy Garrison

Division of Corporation Finance

May 1, 2015

Management, page 137

26.                               We note the biographical summary on page 138 for Mr. LeFrak. Please revise your disclosure to provide a brief explanation of the business of LeFrak Organization, Inc., the LeFrak Trust Company, and the LeFrak Foundation.

Response to Comment No. 26

In response to the Staff’s comment, the Company has revised the disclosure on page 145 of the Amended Submission.

27.                               Please confirm that the business experience of each of your directors for the past five years is disclosed. For example, please clarify on page 139 when Mr. Cohn began running Morton Cohn Investments. Additionally, please clarify on page 140 that Ms. Kramer currently serves as the President of Remarkable Partners, LP.

Response to Comment No. 27

In response to the Staff’s comment, the Company confirms that we have disclosed the business experience of each of our directors for the past five years and the Company has revised the disclosure on pages 147 and 148 of the Amended Submission.

28.                               Please include a brief description of the specific experience, qualifications, attributes or skills that led to the conclusion that each director should serve in such a role for the registrant. Refer to Item 401(e) of Regulation S-K.

Response to Comment No. 28

In response to the Staff’s comment, the Company has revised the disclosure on pages 148 and 149 of the Amended Submission.

Certain Relationships and Related Party Transactions, page 151

Property Management, page 153

29.                               Please expand upon your disclosure to explain how you and CAPS determine whether CAPS is paid a property management fee based on either a percentage of a property’s rental revenue, the number of acres comprising a property, or a combination of the two. Please disclose the aggregate fees paid by the operating partnership to CAPS during the previous two fiscal years.

Mr. Thomas Kluck

Mr. Coy Garrison

Division of Corporation Finance

May 1, 2015

Response to Comment No. 29

In response to the Staff’s comment, the Company has revised the disclosure on page 161 of the Amended Submission.

Transitional Services Agreement, page 153

30.                               Please expand upon your disclosure to describe the Transitional Services Agreement in more detail. For example, please explain whether the employees provided to you pursuant to this agreement includes Messrs. Gimbel and Lewis, and Ms. Sichel. Further, please provide more information as to the estimated costs you associated with this agreement, and whether you will reimburse Optima for salaries and benefits of its employees.

Response to Comment No. 30

In response to the Staff’s comment, the Company has revised the disclosure on page 162 of the Amended Submission. The Company respectfully advises the Staff that the estimated costs associated with the agreement are not yet known and that the Company intends to include such costs in a subsequent amendment once they have been determined.

Pro Forma Consolidated Financial Statements, page F-2

General

31.                               Please provide a footnote detailing how you have computed pro forma EPS, including how you considered the amount of shares reflected in the denominator.

Response to Comment No. 31

The Company respectfully advises the Staff that its pro forma EPS will be calculated by dividing the pro forma net income attributable to the Company by the weighted average number of shares outstanding (calculated over the same period in which the pro forma income statement will be presented), including the shares estimated to be issued in the offering based on the mid-point of the range that will be included on the cover of the prospectus once determined.

Additionally, in response to the Staff’s comment, the Company has revised the disclosure on page F-7 of the Amended Submission.

Mr. Thomas Kluck

Mr. Coy Garrison

Division of Corporation Finance

May 1, 2015

Adjustment (D), page F-6

32.                               Please clarify whether all of the fees listed will be paid subsequent to the Internalization. In addition, tell us whether you have disclosed through your prospectus all of the fees you expect to pay subsequent to the Internalization, including how such fees are calculated and the services provided for such fees. By way of example, you indicate herein a sub-advisory fee payable under the Amended and Restated Sub-Advisory Agreement for 2014 totaling $1.42 million that does not appear to be included in your historical financial statements or discussed elsewhere.

Response to Comment No. 32

The Company respectfully advises the Staff that the performance fees will be paid through the quarter end prior to the effective date of the offering.  The management fees will also be paid prior to Internalization.  Additionally, the Company has disclosed all the fees that will be paid subsequent to the Internalization.  The amount payable in terms of the Transitional Services Agreement has been included in the Amended Submission in response to the Staff’s comment 30.  Regarding the sub-advisory fee, it does not appear in the Company’s historical financial statements because it was paid by AFA to the sub-advisor out of the management fee that AFA received from the Operating Partnership. The management fee is disclosed in the Company’s historical financial statements (note 7, pages F-23 and F-24).

33.                               We note the numerous fees described in adjustments (D) and (E) to the pro forma financial statements. In you next amendment please be clear in which adjustments are being added as an expense and which are being removed and the reasons for their inclusion or exclusion.

Response to Comment No. 33

In response to the Staff’s comment, the Company has revised the disclosure on pages F-6 and F-7 of the Amended Submission.

Exhibit Index

34.                               We note you indicate that all of your exhibits are to be filed by amendment. Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please file draft copies on EDGAR as correspondence.

Mr. Thomas Kluck

Mr. Coy Garrison

Division of Corporation Finance

May 1, 2015

Response to Comment No. 34

The Company acknowledges the Staff’s comment and will file all required exhibits as promptly as possible. Draft legal and tax opinions will be filed on EDGAR as correspondence as soon as they are available.

 [Remainder of this page left intentionally blank]

Mr. Thomas Kluck

Mr. Coy Garrison

Division of Corporation Finance

May 1, 2015

The Company respectfully believes that the proposed modifications to the Confidential Registration Statement, and the supplemental information contained herein, are responsive to the Staff’s comments.  If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at (617) 570-1526.

Sincerely,

/s/ John T. Haggerty

John T. Haggerty

cc:	Thomas S. T. Gimbel
Geoffrey M. Lewis
American Farmland Company
Paul D. Tropp
Freshfields Bruckhaus Deringer US LLP